Exhibit 1

ASE Technology Holding Co., Ltd.

Articles of Incorporation

Chapter One: General Principals

Article 1.

The Company is called 日月光投資控股股份有限公司 and is registered as a company limited by shares according to the ROC Company Act. The English name of the Company is ASE Technology Holding Co., Ltd.

Article 2.

The Company is engaged in the following businesses:

H201010 General Investment Business.

Article 3.

The investment made by the Company in other companies as a limited liability shareholder thereof is not subject to the limitation that such investment shall not exceed a certain percentage of the paid-in capital as set forth in the ROC Company Act.

Article 4.

The Company may provide external guaranty.

Article 5.

The Company’s headquarter is located in Kaohsiung, Taiwan, ROC and may set up domestic or foreign branches, offices or business establishments as resolved by the Board of Directors, if necessary.

Chapter Two: Shares

Article 6.

The Company’s total capital is NT$55 billion divided into 5.5 billion shares with a par value of NT$10 per share. Stock options worth of NT$4 billion are set aside for employee subscription. The Board of Directors is authorized to issue the unissued shares in installments if deemed necessary for business purposes.

“Employees” referred to in the preceding paragraph include employees of the parent or subsidiaries of the Company that meet certain requirements, which are to be prescribed by the Board of Directors.

[TRANSLATION TO JUNE 25, 2025 CHINESE VERSION]

Article 6-1.

Unless otherwise approved specifically by the central authority of the respective industry or other laws and regulations, when the Company issues new shares, there shall be 10 to 15% of such new shares reserved for subscription by employees of the Company.

The Company may issue new shares to employees with restricted rights after the resolutions of the Shareholders’ Meeting.

The Company may buy back its shares and transfer them to employees in accordance with relevant laws and regulations.

Employees referred to in the three preceding subparagraphs include employees of parent or subsidiary companies that meet certain conditions, which are to be prescribed by the Board of Directors.

Article 7.

According to Article 161-2 of the ROC Company Act, the Company may be exempted from printing any share certificate for the shares issued but shall register the issued shares with a centralized securities depositary enterprise and follow the regulations of that enterprise.

Article 8.

No registration of share transfer shall be made within sixty days before each ordinary general shareholders’ meeting, or within thirty days before each extraordinary general shareholders’ meeting or five days before the record date for dividends, bonuses or other distributions as determined by the Company.

Article 9.

The rules governing stock affairs of the Company shall be made pursuant to the laws and the regulations of the relevant authorities.

Chapter Three: General Shareholders’ Meeting

Article 10.

General shareholders’ meetings include ordinary meetings and extraordinary meetings. Ordinary meetings shall be convened according to law by the Board of Directors once annually within 6 months after the end of each fiscal year. Extraordinary meetings will be held according to the law whenever necessary.

[TRANSLATION TO JUNE 25, 2025 CHINESE VERSION]

Article 11.

General shareholders’ meetings shall be convened by written notice stating the date, place and purpose dispatched to each shareholder at least 30 days, in the case of ordinary meetings, and 15 days, in the case of extraordinary meetings, prior to the date set for such meeting.

Article 12.

Unless otherwise required by the ROC Company Act, shareholders’ resolutions shall be adopted by at least half of the votes of the shareholders present at a general shareholders’ meeting who hold at least half of all issued and outstanding shares of the Company.

Article 13.

Each shareholder of the Company shall have one vote per share, unless otherwise provided by Article 179 of the ROC Company Act.

Article 14.

Any shareholder, who for any reason is unable to attend general shareholders’ meetings, may execute a proxy printed by the Company, in which the authorized matters shall be expressly stated, to authorize a proxy to attend the meeting for him/her. Such proxy shall be submitted to the Company at least 5 days prior to the general shareholders’ meeting.

Article 15.

The general shareholders’ meeting shall be convened by the Board of Directors unless otherwise stipulated in the ROC Company Act, and the person presiding over the meeting will be the Chairman of the Board of Directors (the “Chairman”). If the Chairman is on leave or for any reason cannot discharge his duty, Paragraph 3 of Article 208 of the ROC Company Act should apply. If the general shareholders’ meeting is convened by a person entitled to do so other than a member of the Board of Directors, that person shall act as the person presiding over the meeting. If two or more persons are entitled to call the general shareholders’ meeting, those persons shall elect one to act as the person presiding over the meeting.

[TRANSLATION TO JUNE 25, 2025 CHINESE VERSION]

Chapter Four: Director

Article 16.

The Company shall have 9 directors, of which there shall be 3 independent directors and 6 non-independent directors to be elected by the general shareholders’ meeting from candidates with legal capacity. Each director shall hold office for a term of three years, and may continue to serve in the office if re-elected.

The election of the directors of the Company shall be conducted pursuant to Article 198 of the ROC Company Act and relevant regulations.

When handling the aforementioned election of directors, the election of independent directors and non-independent directors should be held together, provided, however, that the number of independent directors and non-independent directors elected shall be calculated separately; those that receive votes representing more voting rights will be elected as independent directors or non-independent directors.

The Company shall then establish an audit committee in lieu of supervisors in accordance with Article 14-4 of the ROC Securities and Exchange Act to exercise the powers and duties of supervisors stipulated in the ROC Company Act, the ROC Securities and Exchange Act, and other applicable laws and regulations. The audit committee shall comprise solely of the independent directors. The responsibilities, powers and other related matters of the audit committee shall be separately stipulated in rules adopted by the Board of Directors in accordance with applicable laws and regulations.

Article 16-1.

The election of the Company’s directors uses the candidate nomination system. Shareholders who hold 1% or more of the Company’s issued shares and the Board of Directors may nominate a list of candidates for directors. After the Board of Directors examines and confirms the qualifications of the candidate(s) for serving as a director, the name(s) is/are sent to the general shareholders’ meeting for election. If the general shareholders’ meeting is convened by a person entitled to do so other than a member of the Board of Directors, after such person examines and confirms the qualifications of the candidate(s) for serving as a director, the name(s) is/are sent to the general shareholders’ meeting for election. All matters regarding the acceptance method and announcement of the nomination of candidates for directors will be handled according to the ROC Company Act, the ROC Securities and Exchange Act, and other relevant laws and regulations.

[TRANSLATION TO JUNE 25, 2025 CHINESE VERSION]

Article 16-2.

The remuneration of the Company’s independent directors is set at NT$3 million per person annually. For those that do not serve a full year, the remuneration will be calculated in proportion to the number of days of the term that were actually served. The additional remuneration of the Company’s independent directors who are also the members of the Company’s Compensation Committee is set at NT$ 360,000 per person annually. For those that do not serve a full year, the additional remuneration will be calculated in proportion to the number of days of the term that were actually served.

Article 17.

The Board of Directors is constituted by directors. Their powers and duties are as follows:

(1).	Preparing business plans;

(2).	Preparing surplus distribution or loss make-up proposals;

(3).	Preparing proposals to increase or decrease capital;

(4).	Reviewing material internal rules and contracts;

(5).	Hiring and discharging the general manager;

(6).	Establishing and dissolving branch offices;

(7).	Reviewing budgets and audited financial statements; and

(8).	Other duties and powers granted by or in accordance with the ROC Company Act or shareholders’ resolutions.

Article 18.

The Board of Directors is constituted by directors, and the Chairman and Vice Chairman are elected by more than half of the directors at a board meeting at which two-thirds or more of the directors are present. If the Chairman is on leave or for any reason cannot discharge his duties, his/her acting proxy shall be elected in accordance with Article 208 of the ROC Company Act.

Article 19.

Board of Directors meetings shall be convened according to the law by the Chairman, unless otherwise stipulated by the ROC Company Act. Board of Directors meetings can be held at the place that the Company is headquartered, or at any place that is convenient for the directors to attend and appropriate for the meeting to be convened, or via video conference.

[TRANSLATION TO JUNE 25, 2025 CHINESE VERSION]

Article 19-1.

Directors shall be notified of Board of Director meetings no later than seven days prior to the meetings. However, in case of any emergency, a Board of Directors meeting may be convened at any time.

Notifications of Board of Directors meetings may be in writing or via email or fax.

Article 20.

A director may execute a proxy to appoint another director to attend the Board of Directors meeting and to exercise his/her voting right, but a director can accept only one proxy.

Chapter Five: Manager

Article 21.

The Company has one general manager. The appointment, discharge and salary of the general manager shall be managed in accordance with Article 29 of ROC Company Act.

Chapter Six: Accounting

Article 22.

The fiscal year of the Company starts from January 1 and ends on December 31 every year. At the end of each fiscal year, the Board of Directors shall prepare financial and accounting books in accordance with the ROC Company Act and submit them according to law to the ordinary general shareholders’ meeting for approval.

Article 23.

If the Company is profitable, 0.01% (inclusive) to 1% (inclusive) of the profits shall be allocated as compensation to employees (provided 0.01% to 0.05% shall be allocated as compensation to grassroots employees) and 0.75% (inclusive) or less of the profits should be allocated as compensation to directors. While the Company has accumulated losses, the profit shall be set aside to compensate losses before distribution.

[TRANSLATION TO JUNE 25, 2025 CHINESE VERSION]

The compensation being distributed to employees (including grassroots employees) in the form of stock or cash shall be approved by more than half of the directors at a board meeting at which two-thirds or more of the directors are present and report to the general shareholders’ meeting.

The Company distributes profit to employees (including grassroots employees) in the form of shares by a resolution of a meeting of Board of Directors, and in accordance with the provision of the preceding paragraph, may resolve, at the same meeting of the Board of Directors, to distribute the shares by way of new shares to be issued by the Company or existing shares to be repurchased by the Company.

“Employees” referred to in the three preceding paragraphs include employees of controlling or subsidiary companies that meet certain conditions, which are to be prescribed by the Board of Directors.

“Grassroots employees” referred to in preceding paragraphs one to three is limited to employees of the Company who meet certain qualifications set by the Board of Directors.

Article 24.

The annual net income (“Income”) shall be distributed in the order of sequences below:

(1)	Making up for losses, if any.

(2)	10% being set aside as legal reserve.

(3)	Allocation or reversal of a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.

The remainder plus the undistributed earnings shall be distributed in accordance with the proposal submitted by the Board of Directors and adopted by the general shareholders’ meeting.

However, when earnings are distributed as cash dividends, this may be approved by the majority of the directors at a Board meeting in which over two-thirds of the directors are present, and then reported to the shareholders’ meeting.

Article 25.

The Company is at the stage of stable growth. In order to accommodate the capital demand for the present and future business development and satisfy the shareholder’s demand for the cash inflow, the Residual Dividend Policy is adopted for the dividend distribution of the Company. The ratio for cash dividends shall be not less than 30% of the total dividends; and the residual dividends shall be distributed in form of stocks in accordance with the distribution plan proposed by the Board of Directors and resolved by the general shareholders’ meeting.

[TRANSLATION TO JUNE 25, 2025 CHINESE VERSION]

Chapter Seven: Appendix

Article 26.

The bylaws and rules of procedure of the Company shall be stipulated separately.

Article 27.

Any matter not covered by these Articles of Incorporation shall be subject to the ROC Company Act.

Article 28.

These Articles of Incorporation were made on February 12, 2018 as approved by all the promoters.

The first amendment was made on June 21, 2018.

The second amendment was made on June 27, 2019.

The third amendment was made on June 24, 2020.

The fourth amendment was made on August 12, 2021.

The fifth amendment was made on June 26, 2024.

The sixth amendment was made on June 25, 2025.

[TRANSLATION TO JUNE 25, 2025 CHINESE VERSION]